SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(Name of Issuer)

Common Units representing limited partner interests
 (Title of Class of Securities)

131476103
(CUSIP Number)

The Heritage Group Attention: John Vercruysse, Controller 5400 W. 86th Street Indianapolis, Indiana 46268-0123 (317) 228-8314	Copy to: John W. Boyd, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON The Heritage Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
	7	SOLE VOTING POWER 3,386,833 Common Units (*See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 270,907 Common Units (2)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,386,833 Common Units (*See Item 5)
	10	SHARED DISPOSITIVE POWER 270,907 Common Units (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,740 Common Units (*See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON HC, PN

(1) The Reporting Person is a member of a 13(d) group that filed an initial Schedule 13D with the Securities and Exchange Commission (“SEC”) on May 14, 2008, and an Amendment No. 1 to Schedule 13D on May 20, 2008. The Reporting Person does not share voting or dispositive power over Common Units of the Issuer with any other member of that reporting group, which group was formed in order to coordinate acquisition activities for a limited time period, intending to comply with the Rule 10b-18 safe harbor.

(2) These units are owned by Calumet, Incorporated (“Inc.”). The Reporting Person is an indirect shareholder of Inc., and these units represent the Reporting Person’s proportionate interest in Inc.’s units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Inc. except to the extent of the Reporting Person’s pecuniary interest therein.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class of Common Units representing limited partner interests (the “Common Units”), of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership having its principal office at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214.

Item 2.  Identity and Background.

Reporting Person

The Reporting Person filing this statement is The Heritage Group, a general partnership formed under the laws of the State of Indiana. The Heritage Group is engaged in the business of managing a diverse set of companies involved in the highway construction, environmental services and oil refining and marketing industries. The principal business address and principal office address of The Heritage Group is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

General Partners

Thirty grantor trusts own all of the outstanding general partner interests in the Reporting Person. Certain information regarding these grantor trusts is provided in Exhibit A filed with this Schedule 13D and incorporated herein by this reference. Six trustees, acting on behalf of the trusts, have the duty and have been empowered to carry out the purposes of the general partnership pursuant to the Articles of Partnership. The six trustees are Fred M. Fehsenfeld, Jr. (the Partnership Manager), James C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld, Nancy A. Smith and Amy M. Schumacher (the “General Partner Trustees”).

Fred M. Fehsenfeld, Jr. serves as the Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer, in addition to serving as the Partnership Manager for the Reporting Person. His business address is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

James C. Fehsenfeld serves as President of U.S. Aggregates, Inc. located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Fehsenfeld’s principal business address.

Nicholas J. Rutigliano serves as the President of Tobias Insurance Group located at 9247 N. Meridian, Suite 3, Indianapolis, Indiana 46260, which is Mr. Rutigliano’s principal business address.

William S. Fehsenfeld serves as the Vice President and Secretary of Schuler Books and Music, Inc., an independent bookstore company located at 2660 28th Street SE, Grand Rapids, Michigan 49512, which is Mr. Fehsenfeld’s principal business address.

Nancy A. Smith serves as the President of Plymouth Healing Communities, a nonprofit 501(c)(3) company located at 1217 Sixth Avenue, Seattle, Washington 98101, which is Mrs. Smith’s principal business address.

Amy M. Schumacher is a Sloan Fellow at the Massachusetts Institute of Technology. Her home address is 85 Saint Botolph #4, Boston, Massachusetts 02116.

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All General Partner Trustees are citizens of the United States.  All grantor trusts were formed under the laws of the State of Indiana.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Units originally acquired by the Reporting Person were obtained from the Issuer as consideration for the assets and liabilities that the Reporting Person contributed to the capital of the Issuer in connection with the Issuer’s initial public offering, as registered with the SEC under the Securities Act of 1933, as amended. Subsequently, the Reporting Person has used its working capital to acquire Common Units in the open market. The Common Units owned directly by any of the grantor trusts were acquired by the grantor trusts with available cash of that particular trust.

Item 4.  Purpose of Transaction.

The Reporting Person has recently acquired additional Common Units of the Issuer for purposes of increasing its investment in the Issuer. Additional details regarding the Reporting Person’s participation in a group, for purposes of coordinating acquisition activities intending to comply with the Rule 10b-18 safe harbor, are available in the group’s Schedule 13D filed with the SEC on May 14, 2008, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 20, 2008.

Other than the specific understanding with respect to the 13(d) group described above, or the exceptions noted in the items below, neither the Reporting Person nor any other person named in Item 2 above has any plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person anticipates that (i) it will make additional purchases of Common Units in the open market and in privately negotiated off-market transactions and that it will transfer some of its owned Common Units to subsidiaries and affiliates from time to time, and (ii) from time to time, the other persons named in Item 2 may acquire or dispose of Common Units in the open market and in privately negotiated off-market transactions and may make or receive gifts or distributions of Common Units;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

According to the Issuer’s Quarterly Report on Form 10-Q, there were 19,166,000 Common Units and 13,066,000 subordinated units convertible into Common Units outstanding at May 9, 2008. The percentages herein were derived from those numbers.  The subordinated units discussed in this Item refer to units issued by the Issuer that may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010.  For more information on the subordinated units, see the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. which is attached as Exhibit B to this Schedule 13D.

(a) and (b)  The Heritage Group beneficially owns 3,386,833 Common Units directly and with sole voting and dispositive power. The Heritage Group also may be deemed to beneficially own 270,907 Common Units owned by Calumet, Incorporated, a corporation in which the Reporting Person has an indirect interest, and over which units The Heritage Group could be deemed to have shared voting and dispositive power. Together, these interests represent 19.08% of all Common Units. The Reporting Person also owns 7,414,176 subordinated units that with time, and upon financial conditions, may become Common Units. In addition, The Heritage Group may be deemed to beneficially own 614,417 of the subordinated units owned by Calumet, Incorporated. Together, these subordinated interests represent 61.45% of all subordinated units. Collectively, The Heritage Group’s interests represent 36.26% of the total Common Units and subordinated units of the Issuer.

In addition to the Common Units owned by The Heritage Group, the following trusts own the following number of Common Units directly:

Trust	Number of Units
Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)	307,677 Common 648,825 Subordinated
Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973	307,677 Common 648,825 Subordinated
Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)	5,800 Common
Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973	5,800 Common
Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue	5,800 Common
Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973	5,800 Common

Each trust that owns Units, each of which acts through the majority vote of the General Partner Trustees identified in Item 2, has sole power to vote or to direct the vote of the securities, and the sole power to dispose or to direct the disposition of the securities.

(c)           During the past sixty days, neither the Reporting Person nor any other person named in Item 2 above has engaged in any transactions in the Common Units, except as described in Exhibit C filed with this Schedule 13D and incorporated herein by this reference.

(d)           The beneficiaries of the grantor trusts described in Item 2, for whose benefit the General Partner Trustees manage the Reporting Person, are entitled to receive any dividends or proceeds from the securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

As described in Item 2, Fred M. Fehsenfeld, Jr. serves as Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer.  He also serves on the Compensation Committee of the Issuer.  He is related to all the other Trustees who manage the Reporting Person in the manner described below.

William S. Fehsenfeld is a Director of the Issuer and is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Nicholas J. Rutigliano is a Director of the Issuer and is the brother-in-law of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

James C. Fehsenfeld and Fred M. Fehsenfeld, Jr. are brothers.

Nancy A. Smith is William S. Fehsenfeld’s sister and is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Amy M. Schumacher is the daughter of Fred M. Fehsenfeld, Jr. and the niece of James C. Fehsenfeld and Nicholas J. Rutigliano.

The Reporting Person and certain of the Trustees who manage the Reporting Person engage in various business relationships with the Issuer, as described more fully in Item 13 of the Issuer’s Form 10-K filed March 4, 2008, but they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Units, except for the specific understanding described above in Item 4 with respect to the activities of a 13(d) reporting group.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	The Heritage Group General Partner Trusts (filed herewith)

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Issuer's Current Report on Form 8-K filed February 13, 2006)

Exhibit C	Description of Transactions (filed herewith)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008

THE HERITAGE GROUP

By:	/s/ John P. Vercruysse
John P. Vercruysse
Chief Financial Officer